

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

December 10, 2010

Mr. Worthing F. Jackman
Chief Financial Officer
Waste Connections, Inc.
2295 Iron Point Road, Suite 200
Folsom, CA 95630

> **Re:** **Waste Connections, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 9, 2010**
> **Response Letter Dated December 6, 2010**
> **File No. 1-31507**

Dear Mr. Jackman:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Business

"Our Growth Strategy"

Legal Proceedings, page 22

1.   Confirm to us that at the time the NMED denies a permit on the original site in Chaparral
        or issues a permit on the new 325 acre site, you will consider the assets associated with
        the original location to be impaired.

        You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding
comments on the financial statements and related matters. Please contact me at (202) 551-3689
with any other questions.

                                        Sincerely,

                                        John M. Hartz
                                        Senior Assistant Chief Accountant